

Johnson Matthey



03022694

June 5, 2003

SUPPL



SEC MAIL PROCESSING
RECEIVED
JUN 12 2003
WASH, D.C.
181
SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7099 3400 0005 5446 4204

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

Announcement - Preliminary Results for the Year Ended 31st March 2003 — **5 June 2003**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

Enclosure
cc: S. A. Farrant (w/o encl.)

O:\LG\S\SEC\SEC060503.DOC

6/16

NORTH AMERICAN CORPORATE
460 East Swedesford Road, Suite 2000, Wayne PA 19087-1880 TEL: (610) 971-3000, FAX: (610) 971-3022

For Release at 7.00 am Thursday 5th June 2003

Preliminary Results for the year ended 31st March 2003

Continued growth in earnings and dividends despite weak markets

Results

- Operating profit before exceptional items and goodwill amortisation up 6% to £205.7 million, despite adverse exchange translation of £10.0 million
- Profit before tax, exceptional items and goodwill amortisation up 3% to £192.5 million
- Earnings per share before exceptional items and goodwill amortisation up 4% to 62.6 pence
- Dividend for the year increased by 4% to 25.5 pence

Business developments

- Catalysts' profits up 10% to £104.4 million led by good growth in autocatalysts
- Synetix achieves good results since acquisition and substantially strengthens Johnson Matthey's position in the global catalyst market
- New production capacity being installed at fuel cell components factory at Swindon
- Strong growth in Pharmaceutical Materials with profits up by 18% to £36.9 million. All parts of the division achieving good growth
- Precious Metals' profits reduced by 10% to £50.1 million as a result of lower average prices and subdued trading conditions for palladium and rhodium. Platinum demand remains strong
- Colours & Coatings' profits up by 12% to £28.5 million benefiting from cost savings and good growth in coatings for the glass industry
- Johnson Matthey's UK pension fund in surplus on an FRS 17 basis at 31 March 2003. Group to adopt FRS 17 for 2003/04

Commenting on the results, Chris Clark, Chief Executive of Johnson Matthey said:

"Johnson Matthey has again delivered increases in earnings and dividends despite a substantial fall in the US dollar and lower prices for palladium and rhodium. Market conditions will remain challenging in 2003/04 but the group's investment in its growth businesses leaves us well positioned for the future."

Enquiries:

Chris Clark, Chief Executive, Johnson Matthey	020 7269 8435
John Sheldrick, Group Finance Director, Johnson Matthey	020 7269 8438
Howard Lee / Laura Hickman, Gavin Anderson & Co	020 7554 1400

www.matthey.com

Review of the year ended 31st March 2003

Introduction

Johnson Matthey delivered good results in 2002/03 against a background of more difficult market conditions. Three of the group's divisions achieved double digit growth in operating profit for the year despite adverse exchange translation. We successfully completed the purchase of Synetix from ICI, which has performed well since acquisition and has substantially strengthened our position in the global catalysts market. The addition of Synetix to Catalysts & Chemicals Division increases our focus towards catalyst products and we have renamed the division Catalysts to reflect that change.

Review of Results

In the financial year to 31st March 2003, Johnson Matthey's profit before tax, exceptional items and goodwill amortisation rose by 3% to £192.5 million. Earnings per share before exceptional items and goodwill amortisation rose by 4% to 62.6 pence.

Total sales fell by 10% to £4.3 billion reflecting significantly lower prices for palladium and rhodium and the lower level of trading activity in those metals. Sales excluding the value of precious metals rose by 6% to £1.2 billion with good growth in Pharmaceutical Materials and increased sales in Catalysts following the acquisition of Synetix.

Operating profit before exceptional items and goodwill amortisation also rose by 6% to £205.7 million. With over 40% of the group's profits earned in North America, the sharp fall in the value of the US dollar adversely affected exchange translation. At constant exchange rates the group's operating profit before exceptional items and goodwill amortisation would have risen by 12%.

The group's interest charge rose by £7.1 million as a result of higher average borrowings, particularly following the acquisition of Synetix in the second half of the year. Goodwill amortisation rose by £6.9 million, also reflecting the impact of Synetix and the other acquisitions undertaken over the last two years. Exceptional items reduced earnings by

£0.7 million. Earnings per share after goodwill amortisation and exceptional items rose by 15% to 56.2 pence.

Dividend

The board is recommending to shareholders a final dividend of 17.7 pence, making a total dividend for the year of 25.5 pence, an increase of 4%. The proposed dividend would be covered 2.5 times by earnings before goodwill amortisation and exceptional items.

Operations

Catalysts Division's sales fell by 17% to £1,083 million, largely as a result of the sharp fall in the palladium price. Sales excluding the value of precious metals rose by 9% to £652 million. The division's operating profit rose by 10% to £104.4 million. Synetix made a profit of £9.2 million in the five months following acquisition by Johnson Matthey. Adverse exchange translation reduced the division's profit by £7.3 million.

Following the acquisition of Synetix, the two largest sectors of Catalysts Division were renamed Environmental Catalysts and Technologies and Process Catalysts and Technologies. The Environmental Catalysts and Technologies sector encompasses Johnson Matthey's worldwide autocatalysts, heavy duty diesel and stationary source emission control businesses. Process Catalysts and Technologies includes catalysts sold to the chemicals, pharmaceutical, oil and gas and other industries, plus platinum group metal (pgm) refining, pgm chemicals and research chemicals. The third part of Catalysts Division is our Fuel Cells business.

Environmental Catalysts and Technologies (ECT) had a good year. Global light vehicle sales increased by 1% in our fiscal year. They were 2% down in the US and 3% down in Europe but in Asia vehicle sales rose by 10%. Our catalyst unit sales were flat compared with 2001/02. Some of our key customers lost market share in the period but our advanced products attracted new customers in Europe. Our new manufacturing facility in Shanghai became fully operational and was profitable during the year.

Sales of products for heavy duty diesel engines grew in all the major markets, doubling in the US and becoming a significant factor for the first time in the Asian region with strong sales for retrofit to vehicles in the Tokyo Metropolitan area.

Process Catalysts and Technologies (PCT) achieved strong growth in sales excluding precious metals and in operating profit benefiting from a good contribution from Synetix. Since acquisition Synetix has performed in line with our expectations when the business was acquired, despite weakness in some end markets.

Results for the rest of PCT were mixed with good sales of pgm catalysts, particularly to the pharmaceutical and fine chemical sector, but weak demand for refining where profits fell reflecting lower palladium and rhodium prices. Research Chemicals, our catalogue business, continued to show strong growth with the successful integration of Avocado Research Chemicals, which was acquired in February 2002.

The **Fuel Cells** business continued to develop as planned in 2002/03. The net operating loss for the year was £12.5 million. The first phase of our membrane electrode assembly (MEA) factory at Swindon in the UK was successfully completed in the first half of the year. The next phase of the investment is now underway which will significantly expand capacity to meet the production schedules of our key customers.

Effort has increasingly focused on key partners in the supply chain as the Fuel Cells business moves towards full commercialisation. Good progress has been made in establishing collaborative arrangements with both suppliers and customers.

Precious Metals Division's sales fell by 10% to £2.9 billion reflecting lower average prices for palladium and rhodium and subdued trading activity in those metals. The division's operating profit fell by 10% to £50.1 million. Adverse exchange translation contributed £1.1 million of this fall.

Demand for platinum grew by 5% in 2002, with buoyant retail sales of platinum jewellery in China despite higher prices. Demand from the autocatalyst sector was also up, although purchases by the car companies were limited by the use of inventories by

some of the major manufacturers. The average price of platinum for Johnson Matthey's financial year 2002/03 rose by 17% to $586 per ounce.

The story for palladium and rhodium was very different, with average prices falling by 36% and 44% respectively. Demand for palladium by the auto industry fell dramatically due to the very substantial use of inventories by some of the major manufacturers. Car makers also switched some applications from palladium to platinum as a consequence of the high and volatile price of palladium over the last few years. The average price of Johnson Matthey's 'basket' of pgms fell by 6% reducing commission income, and overall trading activity was also down on the previous year.

The division's platinum fabrication businesses continued to achieve good growth, particularly for products for medical devices. Trading profit for the gold and silver businesses was below last year reflecting the very competitive conditions in the gold refining market, although after deducting interest on gold and silver leases profits were up.

Colours & Coatings Division increased its sales by 1% to £256 million. Operating profit for the division rose by 12% to £28.5 million with all three sectors ahead. Exchange translation was slightly positive for the division at £0.3 million with the benefit of the stronger euro largely offset by weaker currencies elsewhere.

Our glass coatings business was the best performing sector achieving good growth in sales and operating profit despite weaker markets. This growth reflected market share gains in Europe and increased sales to Russia and China. The Structural Ceramics sector, which sells mainly to the tile industry, improved its margins and achieved sales in line with prior year despite weaker markets. Speciality Coatings achieved strong profit growth benefiting from the rationalisation programme announced last year and the closure of a major site in Staffordshire.

Pharmaceutical Materials Division's sales increased by 21% to £128 million. Operating profit rose by 18% to £36.9 million. The division benefited from a full year's contribution from Macfarlan Smith (Meconic) compared with nine months' contribution

in 2001/02. Exchange translation was adverse, however, with the weaker US dollar reducing profits by £1.9 million, mainly in the second half of the year.

The division's US manufacturing business achieved good growth in sales and profits benefiting from the success of the new products launched towards the end of 2001/02. Macfarlan Smith achieved good growth in sales of bulk opiates and improved its margins with the successful introduction of capacity to extract morphine and codeine direct from poppy straw. Pharm-Eco, the division's US-based contract research business, was also well up on prior year.

Exceptional Items and Goodwill Amortisation

Exceptional items included in operating profit gave rise to a net charge of £7.6 million. The main item was a £6.5 million charge for integrating Synetix into Johnson Matthey following its acquisition from ICI on 1st November 2002. The integration costs include a provision to cover the costs of exiting from a site at Hunwick, IT integration costs and other restructuring charges.

The group made an exceptional gain of £5.1 million on the sale of its remaining unhedged palladium stock. This was offset by a charge of £4.8 million to reduce costs in the Catalysts Division for those parts of the business which are adversely affected by weak market demand. This rationalisation will reduce headcount by over 250, mainly in the US.

A restructuring charge of £1.4 million was incurred following the merger of Johnson Matthey's Australian gold refining business with AGR to form AGR Matthey in which the group has retained a 20% stake. The formation of AGR Matthey also gave rise to a loss on disposal of £6.0 million, of which £5.4 million is related to historic goodwill which had already been written off to reserves.

On 8th November 2002 Johnson Matthey announced that Anglo Platinum had taken a 17.5% stake in its fuel cell components subsidiary, Johnson Matthey Fuel Cells Limited. Anglo Platinum has contributed its share of the intellectual property rights and know-how

jointly developed under the agreement announced in May 1993. In addition, Anglo Platinum paid £20 million, which has resulted in an exceptional gain of £10.9 million.

After including tax credits of £2.0 million, the total impact of exceptional items on earnings was a small net cost of £0.7 million.

Goodwill amortisation rose by £6.9 million to £13.7 million. Goodwill on the acquisition of Synetix amounted to £191.4 million and the amortisation for Johnson Matthey's five months period of ownership was £4.0 million.

Interest

The group's interest charge rose by £7.1 million to £13.2 million. The increase reflected higher average borrowings as a result of the acquisitions undertaken part way through 2001/02 and the acquisition of Synetix on 1st November 2002. Interest on gold and silver leases fell to £1.2 million from £3.5 million in 2001/02 when lease rates, particularly for silver, had been unusually high. Lease costs for platinum were high throughout 2002/03 reflecting strong levels of demand for the metal during the year.

Exchange Rates

Exchange translation reduced group profits by £10.0 million compared with last year. About £7.1 million of this fall related to the US dollar where the average rate against sterling fell by 8% from $1.43/£ to $1.55/£.

Another £2.5 million of the exchange impact related to the South African rand whose value against sterling showed significant variation over the year. The average rate for the rand was R14.96/£ compared with R13.70/£ in 2001/02. The products which the group manufactures in South Africa are generally for export and the group was able to achieve higher prices in rand, which largely compensated for this adverse translation effect.

Taxation

The group's tax charge increased by £4.3 million to £54.5 million. Most of the increase related to lower tax credits on exceptional items. Before exceptional items and goodwill amortisation the group's average tax rate fell slightly from 29.9% to 29.7%.

Cash Flow

Johnson Matthey's net cash inflow from operations was £229.9 million which was 3% up on last year. Capital expenditure was £7.3 million lower than last year at £126.5 million and represented 2.3 times depreciation. With the slowdown in some of the markets in which the group operates we are planning to spend at a lower rate in 2003/04 although still maintaining investment to support future growth opportunities. As a consequence of the continued high level of capital expenditure in 2002/03, free cash flow for the group (before acquisitions and divestments) was slightly negative at £4.5 million.

The group spent £267.0 million on the acquisition of Synetix (including costs) and £2.8 million on Cascade Biochem Limited. The group received £20.0 million from Anglo Platinum in part payment for its stake in Johnson Matthey Fuel Cells Limited. Including acquisitions, divestments and shares issued the group had a net cash outflow for the year of £250.5 million.

After taking into account favourable exchange translation on the group's US dollar borrowings, net borrowings increased by £243.5 million to £402.5 million. Johnson Matthey's balance sheet remains strong with shareholders' funds rising by £81.9 million to £895.6 million and gearing (net borrowings/shareholders' funds and minority interests) of 44%.

Pensions

For the financial year ended 31st March 2003 the group has adopted the transitional arrangements for reporting under FRS 17 (the new accounting standard on retirement

benefits). Under these arrangements the surplus or deficit arising on each of the group's main pension funds calculated in accordance with FRS 17 is shown as a note to the accounts.

The group's UK defined benefit pension funds have a significant proportion of their assets invested in equities. In the year to 31st March 2003 the FTSE All Share index fell by 32% and the surplus on the group's funds was significantly reduced. Nevertheless the group's UK schemes still showed a small surplus at 31st March 2003 of £6.3 million. Worldwide, including provisions for the group's post-retirement healthcare schemes and pension related deferred tax assets and liabilities, the group had a net liability for retirement benefits of £19.2 million at 31st March 2003.

The effect that FRS 17 would have had on the profit and loss account for the financial year 2002/03 is shown in note 7. The net effect would have been a reduction in profit before tax of £2.6 million. The board of Johnson Matthey has taken the decision to adopt FRS 17 in full for the financial year 2003/04.

Business Developments

Our newly renamed Catalysts Division continues to perform well, maintaining its record of strong growth despite the challenges presented by the world's economies. The new name reflects the significant changes in the division in the last few years, particularly following the acquisition of Synetix in November 2002 and better describes its key markets and strategic direction.

The Synetix acquisition has brought world leading base metal process catalyst technology that complements our strength in precious metal catalysts. We have now fully integrated the former Synetix businesses into PCT, elevating Johnson Matthey to a strong number two in the world catalysts market. The acquisition has broadened the sectors that we serve to include market leading positions in ammonia, methanol, hydrogen, edible oils and oleochemicals.

Our combined research and development and sales teams are working to realise the synergies we envisaged from putting these businesses together. We have already identified new opportunities in applying pgm catalyst technology in traditional base metal applications such as the manufacture of oleochemicals. Excellent progress is also being made with the promising growth opportunities that we identified at the time of the acquisition. These include the gas to liquids (GTL) process, which uses a series of customised catalysts to convert stranded natural gas to sulphur free diesel fuel. We are now working with all the leading players in the GTL field and have already secured important new business. We expect the GTL catalysts market to develop over the next five years and it is estimated that it could be worth over $400 million a year by 2010.

Another growth opportunity is in the application of chiral catalysts in the pharmaceutical industry. This is driven by regulators around the world increasingly requiring pharmaceutical companies to produce a specific chiral version of a drug and is a field in which our combined business has a particularly strong position.

In ECT our commitment to investment in product development and manufacturing technology has enabled us to maintain growth in our business despite weaker car markets in both North America and Europe. Our new autocatalyst plant in China is now operating profitably and we are increasing our market share in Asia, which has outpaced both North America and Europe to become the world's largest producer of light duty vehicles. We expanded production capacity at our South African and Malaysian plants and embarked on the construction of a new manufacturing unit in Japan. Significant investments in our technology centres were also started in the UK and in Sweden.

The market for emission control catalysts for heavy duty diesel vehicles continues to present good opportunities for future growth. The last year has seen major increases in our sales to the heavy duty diesel retrofit market, particularly in the United States and Japan. We are working closely with customers around the world to meet progressively tighter and more challenging emissions legislation that will come into force over the next five years creating a major new original equipment market for catalysts for heavy duty diesel trucks and buses.

The Fuel Cells business continues to make excellent progress. In the last year it has taken several important steps towards establishing itself as the emerging fuel cell industry's supplier of choice for catalysts and catalysed components. We have established strong partnerships with key system integrators in the fuel cell industry who have formally selected Johnson Matthey to work with them to produce commercial products for sale in the next few years. In some cases we have been selected as the sole supplier. The 'early adopter' markets for stationary, back up and portable power are expected to be the first examples of true commercial products featuring fuel cells. Mass produced products for transport applications are expected at the end of this decade and into the next.

At our dedicated MEA plant in Swindon, further investment is underway aimed at improving the production process and increasing capacity so that we can remain in step with the growing requirements of our customers.

During the year we announced that Anglo Platinum had taken a 17.5% stake in the Fuel Cells business in return for its share of the intellectual property rights and know-how developed under a long term fuel cells research and development agreement entered into in 1993 and an additional payment of £20 million.

Johnson Matthey is the world's largest fabricator and distributor of platinum group metals (pgms). We are the sole marketing agent for Anglo Platinum, which is the world's leading primary producer of pgms. The outlook for platinum demand remains encouraging with increasing use in jewellery, diesel emission control and fuel cells. The outlook for palladium is less good with supply exceeding demand. We continue to seek new markets for all the pgms and to invest in R&D to find new applications for these metals.

Our pgm fabrication business has achieved steady growth over the last few years. One of the most rapidly growing markets is products for cardiovascular devices. These utilise the unique characteristics of platinum group metal alloys and the super-elastic properties of nitinol. A new R&D centre has been established at our Pennsylvania facility to help meet customer demand for new components for medical products.

Colours & Coatings made good progress in 2002/03. The major rationalisation programme to reduce the cost base announced in January 2002, which included the closure of a major site in Staffordshire, was completed on time and with benefits exceeding those originally planned. Production was successfully transferred to other sites with no material loss of sales. As a consequence, margins for the division grew by 1% to 11.1%.

As well as efficiency improvements the division has been able to gain market share by introducing new products, particularly in coating materials for glass. New improved product ranges, including recyclable, lead free products have been well received by the market. Our new frit facilities in Spain and Brazil, which produce coating materials for the tile industry, were successfully commissioned in 2002 and are now fully operational. With this investment completed, we expect the division to be significantly cash generative going forward.

Pharmaceutical Materials Division, which became a stand alone division in 2001/02 following the acquisitions of Pharm-Eco and Macfarlan Smith, enjoyed another very successful year in 2002/03 and is well positioned for future growth. In October 2002 we announced the acquisition of Cascade Biochem Limited, a small company focused on the manufacture and supply of prostaglandins and other complex molecules as active pharmaceutical ingredients for the pharmaceutical industry. Market interest in prostaglandin products is high and the division is in the process of negotiating commercial relationships for its key products. In support of the commercialisation of its product pipeline a programme of capacity expansion has begun at Cascade's Cork facility.

We are continuing to invest in the rest of the division to develop future growth opportunities. At our facility at West Deptford in the US we are putting in capacity to manufacture morphine and codeine, which we plan to be in place by the end of this fiscal year. At Pharm-Eco we are building additional laboratories and small scale manufacturing suites to meet increasing demand. At Macfarlan Smith we are investing in new capacity and in infrastructure to meet the projected future growth in demand. Our

Edinburgh factory has just received a successful inspection by the FDA, which will enable us to sell some products manufactured in Scotland into the US.

Outlook

Johnson Matthey has again delivered increases in earnings and dividends despite a substantial fall in the US dollar and lower prices for palladium and rhodium. Market conditions will remain challenging in 2003/04 but the group's investment in its growth businesses leaves us well positioned for the future.

Consolidated Profit and Loss Account

for the year ended 31st March 2003

	Notes	2003 Before exceptional items and goodwill amortisation £ million	2003 Exceptional items and goodwill amortisation £ million	2003 Total £ million	2002 Before exceptional items and goodwill amortisation £ million	2002 Total £ million
Turnover	1					
Continuing operations		**4,260.5**	**-**	**4,260.5**	4,828.9	4,828.9
Acquisitions		**63.4**	**-**	**63.4**	-	-
Total continuing operations		**4,323.9**	**-**	**4,323.9**	4,828.9	4,828.9
Discontinued operations		**-**	**-**	**-**	1.2	1.2
Group turnover		**4,323.9**	**-**	**4,323.9**	4,830.1	4,830.1
Operating profit	1					
Continuing operations		**195.8**	**-**	**195.8**	193.9	193.9
Acquisitions		**9.4**	**-**	**9.4**	-	-
Continuing operations before goodwill amortisation		**205.2**	**-**	**205.2**	193.9	193.9
Goodwill amortisation		**-**	**(13.7)**	**(13.7)**	-	(6.8)
Continuing operations before exceptional items		**205.2**	**(13.7)**	**191.5**	193.9	187.1
Exceptional items	2	**-**	**(7.4)**	**(7.4)**	-	(18.1)
Total continuing operations		**205.2**	**(21.1)**	**184.1**	193.9	169.0
Discontinued operations		**-**	**-**	**-**	(0.5)	(0.5)
Group operating profit		**205.2**	**(21.1)**	**184.1**	193.4	168.5
Share of profit in associates		**0.5**	**-**	**0.5**	(0.1)	(0.1)
Share of exceptional items in associates	2	**-**	**(0.2)**	**(0.2)**	-	-
Total operating profit		**205.7**	**(21.3)**	**184.4**	193.3	168.4
Profit on sale of continuing operations	3	**-**	**4.9**	**4.9**	-	-
Profit on sale / closure of discontinued operations		**-**	**-**	**-**	-	(5.6)
Profit on ordinary activities before interest		**205.7**	**(16.4)**	**189.3**	193.3	162.8
Net interest		**(13.2)**	**-**	**(13.2)**	(6.1)	(6.1)
Profit on ordinary activities before taxation		**192.5**	**(16.4)**	**176.1**	187.2	156.7
Taxation	4	**(57.2)**	**2.7**	**(54.5)**	(56.0)	(50.2)
Profit after taxation		**135.3**	**(13.7)**	**121.6**	131.2	106.5
Minority interests		**0.4**	**-**	**0.4**	0.3	0.3
Profit attributable to shareholders		**135.7**	**(13.7)**	**122.0**	131.5	106.8
Dividends	5	**(55.5)**	**-**	**(55.5)**	(53.2)	(53.2)
Retained profit		**80.2**	**(13.7)**	**66.5**	78.3	53.6

	Notes	pence		pence	pence	pence
Earnings per ordinary share						
Basic	6	**62.6**		**56.2**	60.4	49.0
Diluted	6	**62.2**		**55.9**	59.7	48.5
Dividend per ordinary share	5	**25.5**		**25.5**	24.6	24.6

Consolidated Balance Sheet

as at 31st March 2003

	2003 £ million	2002 £ million
Fixed assets		
Goodwill	**369.1**	182.6
Tangible fixed assets	**601.1**	495.1
Investments	**6.4**	2.7
	976.6	680.4
Current assets		
Stocks	**438.4**	414.3
Debtors: due within one year	**369.3**	345.2
Debtors: due after more than one year	**124.3**	108.8
Short term investments	**15.3**	16.6
Cash at bank and in hand	**100.4**	92.6
	1,047.7	977.5
Creditors: Amounts falling due within one year		
Borrowings and finance leases	**(46.5)**	(65.8)
Precious metal leases	**(128.0)**	(131.0)
Other creditors	**(386.0)**	(359.2)
Net current assets	**487.2**	421.5
Total assets less current liabilities	**1,463.8**	1,101.9
Creditors: Amounts falling due after more than one year		
Borrowings and finance leases	**(456.4)**	(185.8)
Other creditors	**(0.6)**	(0.4)
Provisions for liabilities and charges	**(100.4)**	(98.1)
Net assets	**906.4**	817.6
Capital and reserves		
Called up share capital	**219.5**	218.7
Share premium account	**131.8**	128.2
Capital redemption reserve	**4.9**	4.9
Associates' reserves	**0.1**	(0.2)
Profit and loss account	**539.3**	462.1
Shareholders' funds	**895.6**	813.7
Minority interests	**10.8**	3.9
	906.4	817.6

Consolidated Cash Flow Statement

for the year ended 31st March 2003

	2003 **£ million**	2002 £ million
Reconciliation of operating profit to net cash inflow from operating activities		
Operating profit	**184.1**	168.5
Depreciation and amortisation charges	**68.1**	55.1
Loss / (profit) on disposal of tangible fixed assets and investments	**0.5**	(1.4)
Increase in owned stocks	**(7.7)**	(83.6)
(Increase) / decrease in debtors	**(3.6)**	73.9
(Decrease) / increase in creditors and provisions	**(11.5)**	11.6
Net cash inflow from operating activities	**229.9**	224.1

Cash Flow Statement

	2003 **£ million**	2002 £ million
Net cash inflow from operating activities	**229.9**	224.1
Dividends received from associates	**0.1**	0.1
Returns on investments and servicing of finance	**(13.4)**	(4.9)
Taxation	**(42.4)**	(55.8)
Capital expenditure and financial investment	**(124.7)**	(131.0)
Acquisitions	**(271.2)**	(143.5)
Disposals	**22.4**	(2.2)
Equity dividends paid	**(54.0)**	(52.1)
Net cash flow before use of liquid resources and financing	**(253.3)**	(165.3)
Management of liquid resources	**1.0**	0.2
Financing		
Issue and purchase of share capital	**2.8**	(44.1)
Decrease in borrowings and finance leases due within one year	**(22.7)**	(45.9)
Increase in borrowings due after one year	**282.4**	103.4
Net cash inflow from financing	**262.5**	13.4
Increase / (decrease) in cash in the period	**10.2**	(151.7)

Reconciliation of net cash flow to movement in net debt

	2003 **£ million**	2002 £ million
Increase / (decrease) in cash in the period	**10.2**	(151.7)
Cash inflow from movement in borrowings and finance leases	**(259.7)**	(57.5)
Cash inflow from movement in liquid resources	**(1.0)**	(0.2)
Change in net funds / debt resulting from cash flows	**(250.5)**	(209.4)
Borrowings and finance leases acquired with subsidiaries	**(0.4)**	(46.8)
Loan notes issued to acquire subsidiaries	**(6.8)**	(40.6)
New finance leases	**-**	(4.3)
Translation difference	**14.2**	2.2
Movement in net funds / debt in year	**(243.5)**	(298.9)
Net (debt) / funds at beginning of year	**(159.0)**	139.9
Net debt at end of year	**(402.5)**	(159.0)

Total Recognised Gains and Losses

for the year ended 31st March 2003

	2003 **£ million**	2002 £ million
Profit attributable to shareholders	**122.0**	106.8
Currency translation differences on foreign currency net investments and related loans	**(2.7)**	(8.0)
Taxation on translation differences on foreign currency loans	**8.3**	0.5
Total recognised gains and losses relating to the year	**127.6**	99.3
Prior year adjustment	**-**	(44.3)
Total recognised gains and losses recognised since previous annual report	**127.6**	55.0

There were no material differences between reported profits and losses and historical profits and losses on ordinary activities before tax for 2003 and 2002.

Movement in Shareholders' Funds

for the year ended 31st March 2003

	2003 **£ million**	2002 £ million
Profit attributable to shareholders	**122.0**	106.8
Dividends	**(55.5)**	(53.2)
Retained profit	**66.5**	53.6
Other recognised gains and losses relating to the year	**5.6**	(7.5)
New share capital subscribed	**4.4**	6.1
Goodwill written back on set up of AGR Matthey	**5.4**	-
Rollover of share options on acquisitions	**-**	0.7
Purchase of own shares	**-**	(45.9)
Net movement in shareholders' funds	**81.9**	7.0
Opening shareholders' funds	**813.7**	806.7
Closing shareholders' funds	**895.6**	813.7

Notes to the Preliminary Financial Statements

for the year ended 31st March 2003

1 Segmental information

Activity analysis	Turnover 2003 £ million	Turnover 2002 £ million	Sales excluding precious metals 2003 £ million	Sales excluding precious metals 2002 £ million	Operating profit 2003 £ million	Operating profit 2002 £ million	Net operating assets 2003 £ million	Net operating assets 2002 £ million
Catalysts	**1,083.4**	1,302.6	**652.5**	596.8	**104.4**	94.7	**788.0**	446.4
Precious Metals	**2,857.1**	3,167.4	**132.0**	143.0	**50.1**	55.9	**59.9**	82.0
Colours & Coatings	**255.7**	253.4	**252.5**	250.5	**28.5**	25.5	**208.9**	200.7
Pharmaceutical Materials	**127.7**	105.5	**121.9**	101.4	**36.9**	31.3	**278.8**	268.4
Corporate	-	-	-	-	**(14.2)**	(13.6)	**(26.7)**	(20.9)
	4,323.9	4,828.9	**1,158.9**	1,091.7	**205.7**	193.8	**1,308.9**	976.6
Discontinued operations	-	1.2	-	1.2	-	(0.5)	-	-
Total turnover	**4,323.9**	4,830.1	**1,158.9**	1,092.9				
Goodwill amortisation					**(13.7)**	(6.8)		
Exceptional items included in operating profit (note 2)					**(7.6)**	(18.1)		
					184.4	168.4	**1,308.9**	976.6
Profit on sale of continuing operations (note 3)					**4.9**	-		
Profit on sale / closure of discontinued operations					-	(5.6)		
Net interest					**(13.2)**	(6.1)		
Profit on ordinary activities before taxation					**176.1**	156.7		
Net borrowings and finance leases							**(402.5)**	(159.0)
Net assets							**906.4**	817.6

Geographical analysis by origin	Turnover 2003 £ million	Turnover 2002 £ million	Operating profit 2003 £ million	Operating profit 2002 £ million	Net operating assets 2003 £ million	Net operating assets 2002 £ million
Europe	**2,964.7**	3,304.1	**76.2**	75.3	**955.8**	625.0
North America	**1,082.2**	1,280.1	**87.0**	84.6	**233.4**	245.1
Asia	**844.7**	955.5	**12.3**	13.3	**74.6**	48.7
Rest of the World	**234.2**	271.3	**30.2**	20.6	**45.1**	57.8
	5,125.8	5,811.0	**205.7**	193.8	**1,308.9**	976.6
Discontinued operations	-	2.0	-	(0.5)	-	-
	5,125.8	5,813.0				
Less inter-segment sales	**(801.9)**	(982.9)				
Total turnover	**4,323.9**	4,830.1				
Goodwill amortisation			**(13.7)**	(6.8)		
Exceptional items included in operating profit (note 2)			**(7.6)**	(18.1)		
			184.4	168.4	**1,308.9**	976.6
Profit on sale of continuing operations (note 3)			**4.9**	-		
Profit on sale / closure of discontinued operations			-	(5.6)		
Net interest			**(13.2)**	(6.1)		
Profit on ordinary activities before taxation			**176.1**	156.7		
Net borrowings and finance leases					**(402.5)**	(159.0)
Net assets					**906.4**	817.6

Notes to the Preliminary Financial Statements

for the year ended 31st March 2003

2 Exceptional items included in operating profit

An exceptional charge of £7.6 million (2002 £18.1 million) has been included in operating profit. This comprises:

	2003 £ million	2002 £ million
Cost of integrating Synetix	**(6.5)**	-
Profit on sale of unhedged palladium	**5.1**	7.2
Cost of rationalising Australian operations following the set up of AGR Matthey	**(1.2)**	-
Other Catalysts' rationalisation costs	**(4.8)**	-
Cost of rationalising Meconic plc	**-**	(1.3)
Cost of rationalising Colours & Coatings	**-**	(24.0)
Exceptional items in group operating profit	**(7.4)**	(18.1)
Share of exceptional items in associates - AGR Matthey	**(0.2)**	-
	(7.6)	(18.1)

3 Profit on sale of continuing operations

AGR Matthey

On 3rd October 2002 the group merged its Australian gold operations with those of AGR, a gold refining joint venture between the Western Australian government and Australian Gold Alliance Pty Ltd. The group holds a 20% interest in the new entity, called AGR Matthey, the formation of which gives rise to a loss of £6.0 million of which £5.4 million is goodwill previously written off directly to reserves.

Fuel Cells

On 7th November 2002 Anglo Platinum took a 17.5% interest in the group's fuel cell components subsidiary, Johnson Matthey Fuel Cells Limited. In return for the 17.5% interest Anglo Platinum contributed its share of the intellectual property rights and know-how developed under an existing long term collaboration agreement, along with a £20.0 million payment. This resulted in a profit of £10.9 million.

4 Taxation

	2003 £ million	2002 £ million
United Kingdom	**23.1**	24.1
Overseas	**34.1**	31.8
Associates	**-**	0.1
Tax on ordinary activities before exceptional items and goodwill amortisation	**57.2**	56.0
Tax on goodwill amortisation	**(0.7)**	-
Tax on exceptional items included in total operating profit	**(2.0)**	(5.2)
Tax on profit on sale / closure of discontinued operations	**-**	(0.6)
	54.5	50.2

5 Dividends

A final dividend of 17.7 pence (2002 17.1 pence) per ordinary share is proposed for payment on 5th August 2003 to shareholders on the register at 13th June 2003. Together with the interim dividend of 7.8 pence (2002 7.5 pence) this would make a total dividend of 25.5 pence (2002 24.6 pence) giving a total payment of £55.5 million (2002 £53.2 million).

Notes to the Preliminary Financial Statements

for the year ended 31st March 2003

6 Earnings per ordinary share

Profit for the year attributable to shareholders is £122.0 million (2002 £106.8 million). This is divided by the weighted average number of shares in issue calculated as 216,938,883 (2002 217,829,287) to give basic earnings per share of 56.2 pence (2002 49.0 pence).

The calculation of diluted earnings per share is based on the weighted average number of shares in issue adjusted by the dilutive outstanding share options and long term incentive plan. These adjustments give rise to an increase in the weighted average number of shares in issue of 1,279,946 (2002 2,357,398), giving diluted earnings per share of 55.9 pence (2002 48.5 pence).

Before exceptional items, goodwill amortisation and the tax thereon, basic earnings per share were 62.6 pence (2002 60.4 pence) and diluted earnings per share were 62.2 pence (2002 59.7 pence).

	2003 **£ million**	2002 £ million
Attributable profit	**122.0**	106.8
Goodwill amortisation	**13.7**	6.8
Exceptional items	**2.7**	23.7
Tax thereon	**(2.7)**	(5.8)
Adjusted profit	**135.7**	131.5
Earnings per share before exceptional items and goodwill amortisation		
Basic	**62.6p**	60.4p
Diluted	**62.2p**	59.7p

7 Future application of FRS 17

The group will be adopting FRS 17 - 'Retirement Benefits' as of 1st April 2003. Set out below is segmental information, analysed by division, showing the adjustments which would have been made had the group adopted FRS17 for the year ended 31st March 2003.

Activity analysis	**Reported amounts £ million**	**Pro forma FRS 17 adjustments £ million**	**Pro forma adjusted amounts £ million**
Operating profit			
Catalysts	**104.4**	**(9.1)**	**95.3**
Precious Metals	**50.1**	**(2.1)**	**48.0**
Colours & Coatings	**28.5**	**(3.2)**	**25.3**
Pharmaceutical Materials	**36.9**	**(0.2)**	**36.7**
Corporate	**(14.2)**	**(1.9)**	**(16.1)**
Total operating profit before exceptional items and goodwill amortisation	**205.7**	**(16.5)**	**189.2**
Goodwill amortisation	**(13.7)**	**-**	**(13.7)**
Exceptional items included in operating profit	**(7.6)**	**-**	**(7.6)**
	184.4	**(16.5)**	**167.9**
Profit on sale of continuing operations	**4.9**	**-**	**4.9**
Net interest	**(13.2)**	**-**	**(13.2)**
Net return on retirement benefit assets and liabilities	**-**	**13.9**	**13.9**
Profit on ordinary activities before taxation	**176.1**	**(2.6)**	**173.5**
Taxation	**(54.5)**	**0.8**	**(53.7)**
Profit after taxation	**121.6**	**(1.8)**	**119.8**

8 Acquisitions

Synetix

On 23rd September 2002 the group announced that it had signed an agreement to buy the Synetix division of ICI. Synetix is a global catalyst business which serves a range of market segments including ammonia, methanol, fine chemicals, edible oils, oleochemicals, oil and gas and polymerisation. The acquisition of the Synetix businesses in all territories except India was completed on 1st November 2002 and the acquisition in India was completed on 2nd December 2002.
The results of Synetix since its acquisition on 1st November 2002 have been included in Catalysts, and were turnover of £60.9 million and operating profit excluding exceptional items of £9.2 million. This has been accounted for by acquisition accounting. The purchase consideration was £261.6 million, of which £1.9 million should be refunded. Costs incurred were £6.0 million, including £0.6 million accrued. The estimated fair value of the net assets acquired was £74.3 million including finance leases of £0.4 million, resulting in estimated goodwill of £191.4 million.

Cascade Biochem Limited

On 17th October 2002 the group acquired Cascade Biochem Limited located in Cork, Ireland and Reading, UK for £7.7 million, of which £5.0 million is deferred and contingent on future sales. Costs incurred were £0.1 million. The company manufactures and supplies prostaglandins and other complex molecules as active pharmaceutical ingredients for the pharmaceutical industry, and its post acquisition results have been included in Pharmaceutical Materials. Its turnover and operating profit since acquisition were £1.4 million and £0.2 million respectively. This has been accounted for by acquisition accounting. The fair value of the net assets acquired was £1.5 million, resulting in goodwill of £6.3 million.

9 Basis of preparation

The financial information contained in this release does not constitute the company's statutory accounts for the years ended 31st March 2003 or 2002 but is derived from those accounts. Statutory accounts for 2002 have been delivered to the Registrar of Companies and those for 2003 will be delivered following the company's Annual General Meeting. The auditors' reports on those accounts were unqualified and did not contain any statement under sections 237(2) and 237(3) of the Companies Act 1985. The accounts for the year ended 31st March 2003 were approved by the Board of Directors on 3rd June 2003.

Financial Calendar 2003

13th June
Final ordinary dividend record date

16th July
112th Annual General Meeting (AGM)

5th August
Payment of final dividend subject to declaration at the AGM

27th November
Announcement of results for six months ending 30th September 2003

Johnson Matthey Public Limited Company
Registered Office: 2-4 Cockspur Street, Trafalgar Square, London SW1Y 5BQ
Telephone: 020 7269 8400
Internet address: www.matthey.com
E-mail: jmpr@matthey.com

Registered in England - Number 33774

Registrars
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA
Telephone: 01903 502541